UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Report on equity shares bought back and extinguished for the month of May 2019

Report on equity shares bought back and extinguished for the month of May 2019

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission on Form 6-K a report on buyback of equity shares and extinguishment thereof for the month of May i.e. from May 2, 2019 to May 31, 2019.

Following are the details of shares bought back and extinguished for the month of May 2019:

Date	No of equity shares bought back		Total equity shares bought back	Average Price of Acquisition ()	Shares extinguished	Date of extinguishment	Paid up share capital post extinguishment
	BSE	NSE
2-May-19	1,32,000	8,25,000	9,57,000	739.96	33,89,000	9--May-19	4,33,30,46,444
3-May-19	57,000	9,00,000	9,57,000	725.55
6-May-19	1,75,000	13,00,000	14,75,000	718.63
7-May-19	1,75,000	13,00,000	14,75,000	724.85	74,13,000	16-May-19	4,32,56,33,444
8-May-19	1,50,000	13,25,000	14,75,000	722.26
9-May-19	1,75,000	13,00,000	14,75,000	725.01
10-May-19	1,75,000	13,00,000	14,75,000	717.87
13-May-19	1,53,000	13,60,000	15,13,000	721.16
14-May-19	2,13,000	13,00,000	15,13,000	710.62	67,32,000	23-May-19	4,31,89,01,444
15-May-19	2,13,000	13,00,000	15,13,000	720.94
16-May-19	1,63,000	13,50,000	15,13,000	730.27
17-May-19	1,58,000	8,50,000	10,08,000	725.91
20-May-19	1,85,000	10,00,000	11,85,000	719.50
21-May-19	85,000	11,00,000	11,85,000	713.23	59,73,000	31-May-19	4,31,29,28,444
22-May-19	1,35,000	10,50,000	11,85,000	713.31
23-May-19	1,85,000	10,00,000	11,85,000	710.25
24-May-19	85,000	11,00,000	11,85,000	706.73
27-May-19	1,33,000	11,00,000	12,33,000	711.87
28-May-19	1,33,000	11,00,000	12,33,000	717.55	In progress
29-May-19	50,000	7,72,000	8,22,000	729.94
30-May-19	50,000	7,72,000	8,22,000	732.98
31-May-19	32,000	7,90,000	8,22,000	737.95
Total equity shares bought back during May 2019			2,72,06,000
Total equity shares bought back up to May 2019			5,97,02,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: June 6, 2019	Inderpreet Sawhney General Counsel and Chief Compliance Officer